FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2009
September 11, 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

SIGNATURES
EXHIBIT A NOTICE OF ANNUAL GENERAL MEETING 2009
EXHIBIT B PROXY FORM SENT TO HOLDERS OF ORDINARY SHARES
EXHIBIT C DEPOSITARY’S PROXY FORM FOR HOLDERS OF ADRS EVIDENCING ORDINARY SHARES

     Annexed hereto is a copy of the Notice of Annual General Meeting 2009 of British Sky Broadcasting Group plc (“BSkyB”), which is available to download at www.sky.com/corporate, in connection with the Annual General Meeting of BSkyB to be held on October 23, 2009 in London, England.
     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: September 11, 2009	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit A

Notice of Annual General Meeting
To be held at:
The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on Friday 23 October 2009 at 11.00am.
This document is important and requires your immediate attention.
If you are in doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
If you have sold or transferred all your ordinary shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.
Contents
Chairman’s letter

Biographies of Directors seeking reappointment

Notice of Annual General Meeting

Notes

Appendix

Chairman’s letter
Dear Shareholder,
Annual General Meeting
This year’s Annual General Meeting (AGM) is to be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on Friday 23 October 2009 at 11.00am. The Notice of AGM, which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.
Resolution 2
Final dividend
A final dividend for the year ended 30 June 2009 of 10.1 pence per ordinary share of 50p each in the capital of the Company is recommended by the Directors for payment to shareholders who are on the register at the close of business on 23 October 2009. It is proposed that shareholders declare this dividend by passing this Resolution. If so declared the final dividend will be paid on 13 November 2009.
Resolutions 3 to 10 (inclusive)
Reappointment of Directors
Tom Mockridge was appointed by the Directors since the last AGM and Resolution 3 is to reappoint him as a Director pursuant to Article 116 of the Company’s Articles of Association. Resolutions 4, 5, 6 and 7 deal with the reappointment of Nicholas Ferguson, Andrew Higginson, Jacques Nasser and Dame Gail Rebuck. Resolutions 8, 9 and 10 deal with the reappointment of David F. DeVoe, Allan Leighton and Arthur Siskind in accordance with provision A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years. Biographies of each of these Directors can be found on page 3 of this document.
Nicholas Ferguson, Andrew Higginson, Allan Leighton, Jacques Nasser and Dame Gail Rebuck are Non-Executive Directors who are considered by the Board to be independent. The Board has confirmed following a performance review, that all Directors standing for reappointment at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles. The Committee’s review took into consideration the fact that Allan Leighton has served on the Board for more than nine years. Provision A.3.1. of the Combined Code suggests that serving more than nine years could be relevant to the determination of a Non-Executive Director’s independence. The Committee concluded that Mr Leighton continued to demonstrate the essential characteristics of independence expected by the Board and that there are no relationships or circumstances that are likely to affect, or could appear to affect, his judgement.
Resolution 12
Remuneration Report
It is mandatory for all listed companies to put their report on Directors’ remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director. The report on Directors’ remuneration is summarised on pages 41 to 47 of the Annual Review and set out in full in the Annual Report.
Resolution 13
Political donations
Resolution 13 is designed to deal with the rules on political donations contained in the Companies Act 2006 (the 2006 Act). Under the rules, political donations to any political parties, independent election candidates or political organisations, or the incurring of political expenditure, are prohibited unless authorised by shareholders in advance. What constitutes a political donation, a political party, a political organisation, or political expenditure is not easy to determine, as the legislation is capable of wide interpretation. Sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties, and support for bodies representing the business community in policy review or reform, may fall within this. Therefore, notwithstanding that we have no intention either now or in the future of making any political donation or incurring any political expenditure in respect of any political party, political organisation or independent election candidate, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the AGM of the Company held on 26 September 2008. This will allow the Company to continue to support the community and put forward its views to wider business and Government interests without running the risk of being in breach of the law. As permitted under the 2006 Act, the Resolution also covers any political donations made, or political expenditure incurred, by any subsidiaries of the Company.
Resolution 14
Allotment of share capital
At the AGM of the Company held on 26 September 2008, the Directors were given authority to allot ordinary shares in the capital of the Company up to a maximum nominal amount of £289,000,000 representing approximately 33% of the Company’s then issued ordinary share capital. This authority expires at the end of the AGM on 23 October 2009. Your Board considers it appropriate that a further similar authority be granted to allot ordinary shares in the capital of the Company up to a maximum nominal amount of £289,000,000 (representing approximately 33% of the Company’s issued ordinary share capital as at 14 August 2009, being the latest practical date prior to publication of this circular) in the period up to the conclusion of the Company’s AGM in 2010 (at which time this authority will lapse). As at the date of this circular, the Company does not hold any ordinary shares in the capital of the Company in treasury. The Directors have no present intention of exercising this authority.
Since the provisions of the 2006 Act will come into force before the AGM, Resolutions 14 and 15 refer to the section numbers of the 2006 Act provisions rather than the equivalent provisions of the Companies Act 1985. This change does not affect the substance of these Resolutions.
Resolution 15
Disapplication of statutory pre-emption rights
This Resolution will empower the Directors to allot ordinary shares in the capital of the Company for cash on a non-pre-emptive basis (a) in connection with a rights issue and (b) (otherwise than in connection with a rights issue) up to a maximum nominal value of £43,500,000, representing approximately 5% of the issued ordinary share capital of the Company as at 14 August 2009 (being the latest practical date prior to publication of this circular) in the period up to the conclusion of the Company’s AGM in 2010.
Resolution 16
Adoption of new Articles
The Company proposes to adopt new articles of association (the New Articles) at the 2009 AGM. These incorporate amendments to the current articles of association to reflect the changes in company law brought about by the 2006 Act which are to come into effect on 1 October 2009, and by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) which came into force on 3 August 2009 and which amend the provisions of the 2006 Act in relation to certain rights of shareholders at meetings of the Company. In addition the New Articles incorporate some minor technical or clarifying changes.
The principal changes in the New Articles relate to the Company’s constitution and share capital and to proceedings and rights of shareholders at general meetings of the Company.
Under the 2006 Act, as from 1 October 2009, all provisions of the Company’s memorandum of association will be deemed to form part of the Company’s articles of association including, in particular, the statement of objects and the statement of authorised share capital. The 2006 Act does not require a company to set out its

British Sky Broadcasting Group plc Notice of Annual General Meeting	1

Chairman’s letter
Continued
objects. It provides that, unless the articles of association state otherwise, a company’s objects will be unrestricted. The 2006 Act also removes the requirement for a company to have an authorised share capital.
Accordingly, this Resolution will delete all of the provisions of the Company’s memorandum of association that are deemed to form part of the Company’s articles of association with effect from 1 October 2009. The New Articles do not contain either the objects clause or the authorised share capital statement.
The Shareholders’ Rights Regulations contain various provisions relating to the rights of shareholders at general meetings of the Company. These include provisions relating to voting on a show of hands by proxies and representatives of corporate members. They also include certain obligations applicable to traded companies, with which the Company is required to comply. The New Articles include changes to certain provisions relating to general meetings of the Company which take account of the provisions of the Shareholders’ Rights Regulations.
For a more detailed explanation of these and other amendments in the New Articles please refer to the Appendix to this document on pages 7 to 9.
A copy of the current articles of association and the proposed New Articles reflecting these changes will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS up until the close of the AGM. A copy will also be available on the Company’s corporate website at www.sky.com/ corporate and at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on the morning of the AGM from 15 minutes prior to the meeting until its conclusion.
Resolution 17
Length of notice of meeting
Resolution 17 is to allow the Company to hold general meetings (other than AGMs) on 14 days’ notice.
Before the introduction of the Shareholders’ Rights Regulations, the minimum notice period permitted by the 2006 Act for general meetings (other than AGMs) was 14 days and this is provided for in the current articles of association of the Company. One of the amendments made to the 2006 Act by the Shareholders’ Rights Regulations has increased the minimum notice period for listed company general meetings to 21 days, but with an ability for companies to reduce this period back to 14 days (other than for AGMs) provided that certain conditions are met. One condition is that the company offers a facility for shareholders to vote by electronic means. This condition is met if the company offers a facility allowing members to appoint a proxy by means of a website. The Company provides this facility. (Please refer to “Action to be taken” below and to note 6 to the notice of meeting on page 5 of this document for details of the Company’s arrangements for electronic proxy appointment.) The other condition is that there is an annual resolution of shareholders approving the reduction of the minimum notice period from 21 days to 14 days.
Your Board is therefore proposing Resolution 17 as a special resolution to approve 14 days as the minimum period of notice for all general meetings of the Company other than AGMs.
Action to be taken
A Form of Proxy for use by shareholders in connection with the AGM will be posted to all shareholders who appeared on the register of members at the close of business on 27 August 2009, being the latest practical date prior to publication of the Form of Proxy. Electronic Proxy Appointment (EPA) is available for this year’s AGM. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by the Company’s registrar, Equiniti Limited (the Registrar), at www.sharevote.co.uk. CREST members may use the CREST electronic proxy appointment service to submit their proxy appointment in respect of the AGM. Further information regarding the appointment of proxies and voting can be found on pages 5 and 6 of this document. Please note that all proxy votes and appointments, whether postal or electronic, must be received by the Registrar by 11.00am on 21 October 2009.
Voting at the AGM
Voting on all Resolutions at the AGM will be by way of a poll. In line with many other public companies we will be asking shareholders who attend the meeting in person or by proxy to vote on Resolutions at the AGM using a hand held electronic voting system. This will record all votes cast for each resolution and display the provisional results immediately on a screen for shareholders to see.
Recommendation
Your Directors believe that the adoption of all the Resolutions will promote the success of the Company and is in the best interests of the Company and its shareholders as a whole. The Directors unanimously recommend that you vote in favour of the Resolutions as they intend to do in respect of their own beneficial holdings which amount in aggregate to 119,984 ordinary shares in the capital of the Company, representing approximately 0.007% of the ordinary shares currently in issue.
Yours sincerely,
James Murdoch
Chairman
14 August 2009

2	British Sky Broadcasting Group plc Notice of Annual General Meeting

Biographies of Directors seeking reappointment
Tom Mockridge (age 54)
Non-Executive Director
Tom Mockridge was appointed as a Director of the Company on 10 February 2009. Mr Mockridge is the Chief Executive Officer (CEO) of Sky Italia and Chief Executive, European Television of News Corporation where he oversees News Corporation’s television operations in Europe, outside the UK. Prior to joining Sky Italia, Mr Mockridge held various roles at Star Group Limited (Star) and was previously CEO of Foxtel, News Corporation’s Pay-TV joint venture with Telstra.
Nicholas Ferguson (age 60)
Senior Independent Non-Executive Director
Remuneration Committee Chairman ¤¥
Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and Senior Independent Non-Executive Director on 12 June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.
Andrew Higginson (age 52)
Independent Non-Executive Director Audit Committee Chairman ¡
Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Chief Executive of Retailing Services and Group Strategy Director of Tesco plc (Tesco). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.
Jacques Nasser (age 61)
Independent Non-Executive Director ¥
Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser is currently a Partner of One Equity Partners and serves on the Board of BHP Billiton and the International Advisory Board of Allianz A.G. Until January 2008, Mr Nasser served on the Board of Brambles Limited and Quintiles Transnational Corporation. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser’s significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser’s work for Australian industry, as an advisor to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.
Dame Gail Rebuck (age 57)
Independent Non-Executive Director
The Bigger Picture Committee Chairman ●¡
Dame Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Dame Gail is Chairman and CEO of The Random House Group Limited, one of the UK’s leading trade publishing companies. Dame Gail was a Trustee of the Institute for Public Policy Research from 1993 to 2003, a Trustee of the Work Foundation from 2001 to 2008, and was for three years a member of the Government’s Creative Industries Task Force. Dame Gail is a Trustee of the National Literacy Trust, a Director of Skillset, and sits on the Council of the Royal College of Art. Dame Gail was awarded a CBE in the 2000 New Year’s Honours List and was made a Dame in the 2009 Queen’s Birthday Honours List. Dame Gail was also named 2009 Veuve Clicquot Business Woman of the Year.
David F. DeVoe (age 62)
Non-Executive Director
David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its Chief Financial Officer since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of NDS Group plc (NDS Group) since October 1996.
Allan Leighton (age 56)
Independent Non-Executive Director ¡
Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992 and was appointed CEO in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Deputy Chairman of Selfridges & Co Limited, George Weston Limited and Loblaws Companies Limited. Mr Leighton was Chairman of Bhs Limited until January 2008 and Chairman of The Royal Mail Group until March 2009.
Arthur Siskind (age 70)
Non-Executive Director ¤
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was a Director of NDS Group from 1996 until February 2009, a Director of NAI from 1991 until January 2005, and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of Fox Entertainment Group from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind was an Adjunct Professor of Law at the Georgetown Law Center from 2005 to 2007. Mr Siskind was Adjunct Professor of Law at the Cornell Law School from 2007 until 2009. Mr Siskind has been a member of the Bar of the State of New York since 1962.
Committee membership
¡	Audit Committee

¥	Remuneration Committee

¤	Corporate Governance and Nominations Committee

●	The Bigger Picture Committee

British Sky Broadcasting Group plc Notice of Annual General Meeting	3

Notice of Annual General Meeting
Notice is hereby given under the authority of the Board that the Annual General Meeting (AGM) of British Sky Broadcasting Group plc (the Company) will be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on Friday 23 October 2009 at 11.00am for the following purposes:
To consider and, if thought fit, pass the following Resolutions, of which Resolutions 1 to 14 will be proposed as Ordinary Resolutions and Resolutions 15 to 17 will be proposed as Special Resolutions.
1.	To receive the financial statements for the year ended 30 June 2009, together with the reports of the Directors and Auditors thereon.

2.	To declare a final dividend for the year ended 30 June 2009.

3.	To reappoint Tom Mockridge as a Director.

4.	To reappoint Nicholas Ferguson as a Director.

5.	To reappoint Andrew Higginson as a Director.

6.	To reappoint Jacques Nasser as a Director

7.	To reappoint Dame Gail Rebuck as a Director.

8.	To reappoint David F. DeVoe as a Director.

9.	To reappoint Allan Leighton as a Director.

10.	To reappoint Arthur Siskind as a Director.

11.	To reappoint Deloitte LLP as Auditors of the Company and to authorise the Directors to agree their remuneration.

12.	To approve the report on Directors’ remuneration for the year ended 30 June 2009.

13.	That, in accordance with Sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at the time at which this Resolution is passed or at any time during the period for which this Resolution has effect are generally and unconditionally authorised to:

(a)	make political donations to political parties or independent election candidates, not exceeding £100,000 in total;

(b)	make political donations to political organisations other than political parties, not exceeding £100,000 in total; and

(c)	incur political expenditure, not exceeding £100,000 in total,

(as such terms are defined in the Companies Act 2006) during the period beginning with the date of the passing of this Resolution and ending on 31 December 2010 or, if sooner, the conclusion of the AGM of the Company to be held in 2010, provided that the authorised sum referred to in paragraphs (a), (b) and (c) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day in which the Company enters into any contract or undertaking in relation to the same.

14.	That the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (Rights) up to a maximum nominal amount of £289,000,000 (being approximately 33% of the issued ordinary share capital of the Company), provided that this authority shall expire on the date of the next AGM of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of this authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offers or agreements as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

15.	That,

(a)	subject to the passing of Resolution 14 set out above, the Directors be empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities, within the meaning of section 560 of that Act, for cash pursuant to the authority conferred by Resolution 14, as if section 561 (1) of that Act did not apply to any such allotment, provided that this power shall be limited to:
(i)	the allotment of equity securities in connection with a rights issue; and

(ii)	the allotment to any person or persons (otherwise than in connection with a rights issue) of equity securities up to an aggregate nominal amount of £43,500,000 (being approximately 5% of the issued ordinary share capital of the Company);
(b)	the power given by this resolution shall expire upon the expiry of the authority conferred by Resolution 14 set out above, save that the Directors shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offers or agreements as if the power conferred hereby had not expired; and

(c)	for the purposes of this Resolution, “rights issue” means a rights issue, open offer or other offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date where the equity securities respectively attributable to the interests of such holders are proportionate (as nearly as may be practicable) to their respective holdings of such equity securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory or by virtue of shares being represented by depositary receipts or any other matter).

16.	That, with immediate effect:

(a)	the Articles of Association of the Company be amended by deleting all the provisions of the Company’s Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are treated as provisions of the Company’s Articles of Association; and

(b)	the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

17.	That a general meeting of the Company, other than an annual general meeting of the Company, may be called on not less than 14 clear days’ notice.
By order of the Board,
Dave Gormley
Company Secretary
Registered Number: 2247735
Registered Office:
Grant Way
Isleworth
Middlesex TW7 5QD
14 August 2009
Important notes regarding your general rights as a shareholder and your right to appoint a proxy and voting can be found on pages 5 to 7 of this document.

4	British Sky Broadcasting Group plc Notice of Annual General Meeting

Notes
The following notes explain your general rights as a shareholder and your rights to attend and vote at the AGM or to appoint someone else to vote on your behalf.
1.	Only those persons entered in the Register of Members of the Company (the Register) as at 6.00pm on 21 October 2009 (the Specified Time) shall be entitled to attend or vote at the AGM in respect of the number of ordinary shares in the capital of the Company registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, members must have been entered on the Register by 6.00pm two days prior to the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in such notice.

2.	Any member of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his rights to attend and to speak and vote on his behalf at the meeting. A proxy need not be a member of the Company but must attend the meeting for the member’s vote to be counted. Appointing a proxy does not prevent a member from attending and voting in person if he is entitled to do so and so wishes.

3.	A Form of Proxy for use by members in connection with the AGM will be posted to all members who appeared on the Register of Members at the close of business on 27 August 2009. Proxies may be appointed by completing a Form of Proxy and returning it in accordance with note 5 below. (Details of how to appoint a proxy are set out in the notes to the Form of Proxy.) As an alternative to completing a hard copy Form of Proxy, proxies may be appointed electronically in accordance with note 6 below. CREST members may appoint proxies using the CREST electronic proxy appointment service (see note 7 below).

4.	A member may appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to a different share or shares held by the member. To do this a member must complete a separate Form of Proxy for each proxy or, if appointing multiple proxies electronically, follow the instructions given on the relevant electronic facility (see notes 6 and 7 below). Members can copy their original Form of Proxy, or additional Forms of Proxy can be obtained from Equiniti Limited on tel no. 0871 384 2091. A member appointing more than one proxy should indicate on the relevant Forms of Proxy the number of shares for which each proxy is authorised to act on his or her behalf.

5.	To be valid any Form of Proxy must be received by hand or by post at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6GN, not less than 48 hours before the time of the AGM or any adjournment thereof. The deadline for receipt of proxy appointments also applies in relation to amended instructions. Any power of attorney or any other authority under which the Form of Proxy is signed (or a certified copy of such authority) must be included with the Form of Proxy.

6.	As an alternative to completing a hard copy Form of Proxy, a member can appoint a proxy electronically by visiting www.sharevote.co.uk. You will need your Voting I.D., Task I.D. and Shareholder Reference Number (this is the series of numbers printed under your name on the Form of Proxy). Alternatively, if you have already registered with Equiniti Limited’s online portfolio service, Shareview, you can submit your Form of Proxy at www.shareview.co.uk. Full instructions are given on both websites. The proxy appointment and instructions should reach Equiniti Registrars not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. You are advised to read the terms and conditions of use carefully. Any electronic communication found to contain a computer virus will not be accepted.

7.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 23 October 2009 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/CREST).

British Sky Broadcasting Group plc Notice of Annual General Meeting	5

Notes
Continued
8.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by proxy. In the case of joint holders, where more than one of the joint holders purports to vote or to appoint a proxy, only the vote or appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first-named being the most senior).

10.	If two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

11.	A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006 (as amended by the Companies (Shareholders’ Rights) Regulations 2009), each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.

12.	Holders of the Company’s American Depositary Shares (ADSs) evidenced by American Depositary Receipts may exercise their votes through the Depositary, The Bank of New York Mellon. ADS holders wishing to attend the AGM should obtain prior authority by being nominated an “Appointed Proxy” by the Depositary. The Depositary can be contacted at:

BNY Mellon Shareowner Services PO Box 358516 Pittsburgh, PA 15252-8516 Tel: 1 877 353 1154 (US toll free) Tel: +1 201 680 6825 (outside USA)

13.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him or her and the member by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of members in relation to the appointment of proxies in notes 2 and 3 above does not apply to Nominated Persons. The rights described in those notes can only be exercised by members of the Company.

14.	Voting on all resolutions will be conducted by way of a poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held. As soon as practicable following the AGM, the results of the voting at the meeting and the numbers of proxy votes cast for and against and the number of votes actively withheld in respect of each of the Resolutions will be announced via a Regulatory Information Service and also placed on the Company’s website www.sky.com/corporate.

15.	Members satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an Auditor of the Company ceasing to hold office since the last AGM, which the members propose to raise at the meeting. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company’s Auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required to publish on its website pursuant to this right.

16.	Pursuant to section 319A of the Companies Act 2006, the Company must cause to be answered at the AGM any question relating to the business being dealt with at the AGM which is put by a member attending the meeting, except in certain circumstances, including if it is undesirable in the interests of the Company or the good order of the meeting that the question be answered or if to do so would involve the disclosure of confidential information.

17.	Members satisfying the thresholds in section 338 of the Companies Act 2006 may require the Company to give, to members of the Company entitled to receive notice of the AGM, notice of a resolution which those members intend to move (and which may properly be moved) at the AGM. A resolution may properly be moved at the AGM unless (i) it would, if passed, be ineffective (whether by reason of any inconsistency with any enactment or the Company’s constitution or otherwise); (ii) it is defamatory of any person; or (iii) it is frivolous or vexatious. The business which may be dealt with at the AGM includes a resolution circulated pursuant to this right. A request made pursuant to this right may be in hard copy or electronic form, must identify the resolution of which notice is to be given, must be authenticated by the person(s) making it and must be received by the Company not later than 6 weeks before the date of the AGM.

18.	Members satisfying the thresholds in section 338A of the Companies Act 2006 may request the Company to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may properly be included in the business at the AGM. A matter may properly be included in the business at the AGM unless (i) it is defamatory of any person or (ii) it is frivolous or vexatious. A request made pursuant to this right may be in hard copy or electronic form, must identify the matter to be included in the business, must be accompanied by a statement setting out the grounds for the request, must be authenticated by the person(s) making it and must be received by the Company not later than 6 weeks before the date of the AGM.

19.	In accordance with section 311A of the Companies Act 2006, the contents of this notice of meeting, details of the total number of shares in respect of which members are entitled to exercise voting rights at the AGM, the total voting rights members are entitled to exercise at the AGM and, if applicable, any members’ statements, members’ resolutions or members’ matters of business received by the Company after the date of this notice will be available on the Company’s website www.sky.com/corporate.

6	British Sky Broadcasting Group plc Notice of Annual General Meeting

20.	As at 14 August 2009 (being the last business day prior to the publication of this notice), the Company’s issued share capital consists of 1,752,842,559 ordinary shares, carrying one vote each. Therefore, the total number of voting rights in the Company as at 14 August 2009 is 1,752,842,559.

21.	As at 14 August 2009 (being the last business day prior to the publication of this notice), News UK Nominees Limited, a subsidiary of News Corporation, held 686,021,700 shares representing 39.14% of the Company’s issued share capital. A voting agreement was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited on 21 September 2005 under which News UK Nominees Limited agreed to exercise voting rights at any general meeting of the Company in respect of no more than 37.19% of the total issued share capital of the Company.

22.	The following documents will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS up to, and including, the date of the AGM, and also at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on the morning of the AGM from 15 minutes prior to the meeting until its conclusion:
i.	copies of the Executive Directors’ service contracts;

ii.	copies of the terms of appointment for Non-Executive Directors; and

iii.	a copy of the existing Articles of Association of the Company together with a copy of the new Articles of Association proposed to be adopted by the Company pursuant to Resolution 16 set out in this notice.
You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.
Appendix
Proposed New Articles
The Companies Act 2006 (the 2006 Act), which is replacing the Companies Act 1985 (the 1985 Act), has been implemented in stages and will be fully in force from 1 October 2009. In addition, the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations), which amend certain provisions of the 2006 Act relating to meetings of the Company, came into force on 3 August 2009. Pursuant to Resolution 16 (the Resolution), the Company is adopting new articles of association (the New Articles) which will reflect the changes in company law brought about by the Shareholders’ Rights Regulations and by those provisions of the 2006 Act which are coming into effect on 1 October 2009.
The New Articles also contain some other clarificatory amendments, including, where appropriate, bringing the New Articles into line with the wording of the new model form articles of association for public companies contained in Schedule 3 to the Companies (Model Articles) Regulations 2008 (the model form articles). The model form articles are replacing the Table A articles of association under the 1985 Act on which many of the Company’s current articles of association are based.
Set out below is a summary of the principal changes in the New Articles. References to article numbers are to those used in the New Articles (except where reference is made to a provision which has been deleted).
1.	The Company’s objects

The provisions governing the operations of the Company are currently set out in both its memorandum of association and its articles of association. The 2006 Act significantly reduces the constitutional significance of a company’s memorandum of association. Under section 28 of the 2006 Act, the majority of the current provisions of the memorandum of association, including most notably the objects clause, will be treated as part of the articles of association with effect from 1 October 2009. The Company can remove these provisions by special resolution. Unless the articles of association provide otherwise, the Company’s objects will be unrestricted. The Resolution therefore proposes that the Company remove its objects clause together with all other provisions of its memorandum of association which, by virtue of the 2006 Act, will be treated as forming part of the Company’s articles of association with effect from 1 October 2009.

2.	Limited liability (Article 3)

Under the 2006 Act, the memorandum of association will also no longer contain a clause stating that the liability of the members of a company is limited. For existing companies, this statement will automatically be treated as having moved into the articles of association on 1 October 2009. As noted in paragraph 1 above, the Resolution removes from the Company’s articles of association the provisions of the Company’s memorandum of association which are treated as forming part of the Company’s articles of association by virtue of section 28 of the 2006 Act. These provisions include the statement of limited liability. An explicit statement of the members’ limited liability is therefore included in the New Articles.

3.	Authorised share capital and unissued shares

The 2006 Act removes the concept of authorised share capital. Under provisions relating to existing companies, the statement of authorised share capital previously contained in a company’s memorandum of association is deemed (with effect from 1 October 2009) to be a provision of the Company’s articles of association setting out the maximum amount of shares that may be allotted by the Company. The adoption of the New Articles will have the effect of removing this provision. Directors will still need to obtain the usual shareholders’ authorisation in order to allot shares (see Resolutions 14 and 15 in this notice of meeting).

References to authorised share capital and to unissued shares have therefore been removed from the New Articles.

4.	Redeemable shares (Article 5)

Whereas under the 1985 Act a company’s articles of association need to set out the terms on which redeemable shares can be redeemed, this will no longer be the case under the 2006 Act. The directors may determine the terms, conditions and manner of redemption of redeemable shares provided they are authorised to do so by the company’s articles of association. The New Articles contain such authorisation. The Company currently has no plans to issue redeemable shares but if it did so the Directors would still require shareholders’ authority to issue new shares in the usual way.

British Sky Broadcasting Group plc Notice of Annual General Meeting	7

Appendix
Continued
5.	Share certificates (Article 12)

The New Articles contain clarifications to the provisions for the issue of share certificates, in line with the model form articles. The amendments include a provision allowing the directors to determine that share certificates may be issued under an alternative form of authentication (such as a director’s signature) instead of under a seal.

6.	Transfer of shares (Former Article 35)

The 2006 Act removes the right which exists under the 1985 Act for a company to suspend the registration of transfers of shares for periods of up to 30 days in any one year. Accordingly the provision which allowed the Company to suspend the registration of share transfers has been removed in the New Articles.

7.	Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital (Article 5k and Former Articles 58 and 59)

Under the 1985 Act, a company requires specific authorisations in its articles of association to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital. Under the 2006 Act, public companies will not require specific authorisations in their articles of association to undertake these actions; but shareholder authority will still be required. Amendments have been made to the New Articles to reflect these changes and also to clarify the provisions on consolidation and sub-division of shares.

8.	Extraordinary general meetings (Former Article 60)

The concept of extraordinary general meetings, which is used in the 1985 Act, does not exist in the 2006 Act. Accordingly references to extraordinary general meetings have been removed in the New Articles.

9.	Notice of adjourned meetings (Articles 59 and 66(2))

The Shareholders’ Rights Regulations add a provision to the 2006 Act which requires that, when a general meeting is adjourned due to lack of quorum, the reconvened meeting must be held at least 10 days later. The New Articles include amendments to the provisions dealing with notice of adjourned meetings to make them consistent with this new requirement.

10.	Participation in meetings at satellite meeting places or by other electronic means (Article 65)

The New Articles include amendments to provide greater scope for members to participate in meetings of the Company even if they are not present in person at the principal place where the meeting is being held. The amendments allow for members to participate not only by attendance at satellite meeting locations, but also by any other electronic means of participation.

11.	Removal of chairman’s casting vote (Former Article 83)

Pursuant to changes brought about by the Shareholders’ Rights Regulations, a traded company is no longer permitted to allow the chairman to have a casting vote in the event of an equality of votes. Accordingly, this provision has been removed in the New Articles.

12.	Voting rights on a show of hands and on a poll (Article 75)

The Shareholders’ Rights Regulations clarify the various powers of proxies and representatives of corporations in respect of resolutions taken on a show of hands. Where a proxy has been duly appointed by one member, he has one vote on a show of hands, and where he has been duly appointed by more than one member, if all his appointers instruct him to vote the same way, he may vote once in that way, and if some appointers instruct him to vote for and some against a resolution, on a show of hands he has one vote for and one vote against the resolution. Where a corporation duly appoints representatives to attend meetings on its behalf, each representative duly appointed by a corporation has the same voting rights as the corporation would be entitled to. The New Articles contain provisions which clarify these rights and also clarify how the provision giving a proxy a second vote on a show of hands should apply to discretionary powers.

13.	Record date for rights to attend and vote at meetings (Article 76)

The New Articles include a new provision which was not previously in the Company’s articles of association, dealing with the method for determining which persons are allowed to attend or vote at a general meeting of the Company and how many votes each person may cast. Under this new provision, when convening a meeting the Company may specify a time, not more than 48 hours before the time of the meeting (excluding any part of a day that is not a working day), by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting. This new provision is in line with a requirement applicable to traded companies introduced by the Shareholders’ Rights Regulations.

14	Validity of proxy votes (Article 80)

Following the implementation of the Shareholders’ Rights Regulations, proxies will be expressly required to vote in accordance with instructions given to them by members. The New Articles contain a provision stating that the Company is not required to enquire whether a proxy or corporate representative has voted in accordance with instructions given to him and that votes cast by a proxy or corporate representative will be valid even if he has not voted in accordance with his instructions.

15.	Timing for submission of proxy appointments (Article 85)

Article 85 has been amended to permit the directors to specify, in a notice of meeting, that in determining the time for delivery of proxy appointments, no account shall be taken of non-working days. This brings the provisions relating to timing for proxy appointments into line with the provisions of Article 76 regarding determining which persons may attend and vote at a general meeting.

16.	Alternate directors (Articles 94 and 96)

Article 111 sets out the circumstances in which a director will be required to resign from the board (for example, if he is prohibited from acting as a director by law or if he becomes bankrupt). Article 94 is a new provision in the New Articles which effectively applies the provisions of Article 111 to alternate directors. In addition Article 96(iii) makes it clear that an alternate is subject to the same restrictions as the director who appointed him.

17.	Provisions for employees on cessation or transfer of business (Article 99)

Article 99 has been added to the New Articles to allow the directors to make provision for employees or former employees of the group in connection with the cessation or transfer of the whole or part of its undertaking. The directors may only exercise this power if they are so authorised by the Company’s articles of association.

8	British Sky Broadcasting Group plc Notice of Annual General Meeting

18.	Delegation to persons or committees (Article 100)

Under the Company’s current articles of association, the directors may only formally delegate their powers in certain limited ways. Article 100 has been amended in the New Articles to simplify and modernise the procedure for delegation, in line with the approach adopted in the model form articles.

19.	Directors’ interests (Article 113)

Under the Company’s current articles of association, a director may, notwithstanding his office as a director of the Company, be a director, officer or employee of any body corporate in which the Company is interested — provided that he has disclosed to the other directors the nature and extent of any material interest he has. In the New Articles, this provision has been amended for practical reasons so that, where a director is also a director, officer or employee of a body corporate in which the Company is interested, he shall be deemed to have disclosed the nature and extent of this interest to the directors as required under this provision.

20.	Directors’ gratuities and benefits (Article 115)

Article 115 has been clarified to enable the Company to make provision for the benefit of all directors and former directors — both executive and non-executive — and their partners and dependants, such as by way of pension contribution. Currently, the Company has power to provide benefits for any of its directors by virtue of a provision in the objects clause in the Company’s memorandum of association. Since (as explained in paragraph 1 above) the Resolution proposes that the Company remove its objects clause, the amendments to Article 115 have the effect of replicating this power in the New Articles.

21.	Procedures regarding directors’ resolution in writing (Article 121)

The current articles of association of the Company require all directors to sign a written resolution. The New Articles will clarify that a written resolution will be valid if agreed to by all the directors who would have been entitled to vote on that resolution had it been passed at a directors’ meeting.

22.	Remote participation in board meetings (Article 122)

Article 122 has been modernised in the New Articles to facilitate remote participation in board meetings by directors using any form of electronic conferencing equipment.

23.	Permitted interests and voting (Article 123)

Article 123 has been amended in the New Articles to allow a director to vote on a resolution which relates to giving him an indemnity or funding for expenditure incurred in defending proceedings, provided all the other directors have been given or are to be given arrangements on substantially the same terms. This has become a common exception for listed companies to include in their articles of association.

24.	Making and retention of minutes (Article 126)

Article 126 contains a new provision to the effect that minutes of meetings must be retained for at least ten years, reflecting the relevant provision of the 2006 Act. Under the 1985 Act no minimum retention period was specified.

25.	Notices and other communications (Article 148)

Article 148 relating to the deemed delivery date for notices sent by the Company has been clarified in line with developing practice adopted by many listed companies.

British Sky Broadcasting Group plc Notice of Annual General Meeting	9

British Sky Broadcasting Group plc Grant Way, Isleworth, Middlesex TW7 5QD Telephone 0870 240 3000 Facsimile 0870 240 3060 www.sky.com Registered in England No.2247735 This report is produced on material which contains 50% recycled and de-inked pulp from post-consumerwaste. The re 50% is made up of Forest Stewardship Council (FSC) vi. and pulp. Designed and produced by salterbaxter Printed by CTD

Exhibit B

Notification of Availability British Sky Broadcasting Group plc – Annual Report 2009
Name
Address Line 1
Address Line 2
Address Line 3
Address Line 4
Address Line 5
Address Line 6
Address Line 7
Dear Shareholder
This is a notification to inform you that Sky’s Annual Review 2009, Annual Report 2009 and Notice of Annual General Meeting 2009 are available to view or download on the Company’s corporate website at www.sky.com/corporate.
Following changes introduced by the Companies Act 2006, and as a continuation of Sky’s concern to limit its environmental impact, the Company’s Articles of Association were amended at its 2007 Annual General Meeting to allow the Company to provide shareholder documents via its website.
The Company has sent all shareholders a Shareholder Communications Election Form. The election form enabled you to choose to receive a notification either by email or by post that the Company’s financial documents (and other documentation and information generally sent to shareholders) are available on the Company’s website, or to receive a hard copy of the documents by post.
Depending on the choice you have made, you will find enclosed with this notification one or more of the following documents:
•	Form of Proxy

•	Notice of Annual General Meeting 2009

•	Annual Review 2009

•	Annual Report 2009
If you would like us to amend your record so that you receive paper copies of shareholder documentation in the future, please contact the Company’s Registrar, Equiniti, by post at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Please ensure that you quote your shareholder reference number which can be found on the Form of Proxy attached.
Dave Gormley
Company Secretary
Registered Number: 2247735
Registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
14 August 2009
This document is important and requires your immediate attention.
If you are in doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
If you have sold or transferred all your ordinary shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

British Sky Broadcasting Group plc
Form of Proxy	2009 Annual General Meeting
+ Shareholder name to be inserted	+

Voting I.D.	Task I.D.	Shareholder Reference Number
00000000000	00000000000	00000000000
Form of Proxy for 2009 Annual General Meeting of British Sky Broadcasting Group plc

You may appoint a proxy electronically, instead of using this form. Guidance notes are given on this form and in the Notice of Annual General Meeting 2009.
I/We the undersigned, being (a) member(s) of British Sky Broadcasting Group plc (the Company) hereby appoint the Chairman of the Meeting or
Please leave this box blank if you have selected the Chairman. Do not insert your own name(s)
as my (our) proxy to vote for me (us) on my (our) behalf at the Annual General Meeting of the Company to be held on Friday 23 October 2009 at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL at 11.00am and at any adjournment thereof. The proxy should be directed to vote (or abstain from voting) as he/she thinks fit on any resolutions on which no direction is given and on any other business which arises at the meeting.
Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

Resolutions	For	Against	Withheld

1 To receive the financial statements for the year ended 30 June 2009, together with the report of the Directors and Auditors thereon	☐	☐	☐

2 To declare a final dividend for the year ended 30 June 2009	☐	☐	☐

3 To reappoint Tom Mockridge as a Director	☐	☐	☐

4 To reappoint Nicholas Ferguson as a Director (Chairman of Remuneration Committee and Member of Corporate Governance and Nominations Committee)	☐	☐	☐

5 To reappoint Andrew Higginson as a Director (Chairman of Audit Committee)	☐	☐	☐

6 To reappoint Jacques Nasser as a Director (Member of Remuneration Committee)	☐	☐	☐

7 To reappoint Dame Gail Rebuck as a Director (Member of Audit Committee and Chairman of The Bigger Picture Committee)	☐	☐	☐

8 To reappoint David F. DeVoe as a Director	☐	☐	☐

9 To reappoint Allan Leighton as a Director (Member of Audit Committee)	☐	☐	☐

10 To reappoint Arthur Siskind as a Director (Member of Corporate Governance and Nominations Committee)	☐	☐	☐

11 To reappoint Deloitte LLP as Auditors of the Company and to authorise the Directors to agree their remuneration	☐	☐	☐

12 To approve the report on Directors’ remuneration for the year ended 30 June 2009	☐	☐	☐

13 To authorise the Company and its subsidiaries to make political donations and incur political expenditure	☐	☐	☐

14 To authorise the Directors to allot shares under Section 551 of the Companies Act 2006	☐	☐	☐

15 To disapply statutory pre-emption rights (Special Resolution)	☐	☐	☐

16 To adopt new articles of association (Special Resolution)	☐	☐	☐

17 To allow the Company to hold general meetings (other than AGMs) on 14 days’ notice (Special Resolution)	☐	☐	☐

Multiple proxy appointments — if you are making multiple appointments please complete this section (see note 2)

Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made	☐	Please indicate the number of shares your appointed proxy is authorised to act on your behalf	Number of Shares

	Date	Signature(s)	Product I.D.

+			0938-029-S	+

This form should not be used for any comments, change of address, or other queries. Please send a separate instruction.
This form should be returned in the envelope provided by 11.00am on 21 October 2009.
If the form is posted from outside the United Kingdom, you should return it using the address shown in note 3 overleaf and you will need to pay the postage.

British Sky Broadcasting Group plc
Admission card	2009 Annual General Meeting
Shareholder name to be inserted
The 2009 Annual General Meeting of British Sky Broadcasting Group plc
will take place at The Cumberland Hotel, Great Cumberland Place, London
W1H 7DL on Friday 23 October 2009 at 11.00am.
If you attend the meeting, please bring this attendance card with you. It will help to ensure that you gain admission as quickly as possible. A location map is on the reverse of this card.

Notes to the Form of Proxy

1	Any shareholder of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his rights to attend and to speak and vote on his behalf at the meeting. A proxy need not be a shareholder of the Company but must attend the meeting for the shareholder’s vote to be counted.

2	A shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to different shares. To appoint more than one proxy, you must complete a separate Form of Proxy for each proxy, unless you are appointing your proxy or proxies electronically in which case please refer to note 5. You may copy your original Form of Proxy, or alternatively, additional proxy forms can be obtained from Equiniti Limited on telephone no. 0871 384 2091. If the proxy instruction is one of multiple instructions being given, please tick the box provided beneath the resolutions. You should also indicate the number of shares for which each proxy is authorised to act on your behalf. If this box is left blank the proxy will be deemed to be authorised in respect of your full voting entitlement. All forms must be signed and should be returned together in the same envelope.

3	To be valid your signed and dated Form of Proxy must be received by hand or by post at the offices of the Company’s registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6GN as soon as possible and no later than 11.00am on 21 October 2009, unless you are appointing your proxy or proxies electronically in which case please refer to note 5. Any power of attorney or any other such authority under which the Form of Proxy is signed (or a certified copy of such authority) must be included with the Form of Proxy. In the case of a corporation, the Form of Proxy should be exercised under the corporation’s common seal and/or by the duly authorised officer or person. When two or more valid proxy appointments are received in respect of the same share for use at the same meeting, the one which was last received shall be treated as replacing and revoking the others in their entirety as regards that share. If the Company is unable to determine the one which was last received, none of them shall be valid in respect of that share.

4	The “withheld” vote box on the Form of Proxy is provided to enable you to abstain on any particular resolution. However, it should be noted that a “withheld” vote is not a vote in law and will not be counted in the calculation of the proportion of votes “for” and “against” a resolution but will be counted to establish if a quorum is present.
5	As an alternative to completing a hardcopy Form of Proxy, you can appoint a proxy or proxies electronically by visiting www.sharevote.co.uk. You will need your Voting I.D., Task I.D. and Shareholder Reference Number (this is the series of numbers printed under your name on the Form of Proxy). Alternatively, if you have already registered with Equiniti Limited’s online portfolio service, Shareview, you can submit your Form of Proxy at www.shareview.co.uk. Full instructions are given on both websites. To be valid, your proxy appointment(s) and instructions should reach Equiniti Limited no later than 11.00am on 21 October 2009.

6	Only those shareholders registered in the register of members of the Company at 6.00pm on 21 October 2009 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6.00pm on 21 October 2009 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

7	In the case of joint registered holders, the signature of one holder on a Form of Proxy will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the relevant joint holding (the first named being the most senior).

8	To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number RA19) by 11.00am on 21 October 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

9	If the Form of Proxy is returned without indication as to voting on any or all of the specified resolutions, or if any other business arises at the meeting, the proxy can exercise his/her discretion as to whether, and if so how, he/she votes on the specified resolutions or other business.

10	Return of this Form of Proxy will not prevent a registered shareholder from attending the meeting and voting in person.

11	You may not use any electronic address provided in this Form of Proxy to communicate with the Company for any other purposes other than those expressly stated.

How to get to the venue:
Road
From Marble Arch monument take the first left down Great Cumberland Place where you will find the hotel’s entrance. NCP parking is available nearby on Bryanston Street at an additional charge.
Rail
From Victoria Railway Station (2 miles), take the bus to Oxford Street and Marble Arch. The hotel’s entrance is situated on Great Cumberland Place. Paddington and Marylebone station are also 2 miles away.
Air
From Heathrow (18 miles), take the Heathrow Express train (every 15 minutes) to Paddington Station. A taxi from Paddington will take 10 minutes to get to the hotel. Alternatively you can catch the Heathrow Airport Bus Service that stops on Oxford Street. When you are on Oxford Street, go towards Marble Arch and you will need to turn right onto Great Cumberland Place where you will find the hotel’s entrance.

Exhibit C

British Sky Broadcasting Group plc

WO# 57820
▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example	☒

Resolutions		FOR	AGAINST	ABSTAIN

1	To receive the financial statements for the Year ended 30 June 2009, together with the report of the Directors and Auditors thereon	☐	☐	☐

2	To declare a final dividend for the year ended 30 June 2009	☐	☐	☐

3	To reappoint Tom Mockridge as a Director	☐	☐	☐

4	To reappoint Nicholas Ferguson as a Director (Chairman of Remuneration Committee and Member of Corporate Governance and Nominations Committee)	☐	☐	☐

5	To reappoint Andrew Higginson as a Director (Chairman of Audit Committee)	☐	☐	☐

		FOR	AGAINST	ABSTAIN

6	To reappoint Jacques Nasser as a Director (Member of Remuneration Committee)	☐	☐	☐

7	To reappoint Dame Gail Rebuck as a Director (Member of Audit Committee and Chairman of The Bigger Picture Committee)	☐	☐	☐

8	To reappoint David F. DeVoe as a Director	☐	☐	☐

9	To reappoint Allan Leighton as a Director (Member of Audit Committee)	☐	☐	☐

10	To reappoint Arthur Siskind as a Director (Member of Corporate Governance and Nominations Committee)	☐	☐	☐

		FOR	AGAINST	ABSTAIN

11	To reappoint Deloitte LLP as Auditors of the Company and to authorise the Directors to agree their remuneration	☐	☐	☐

12	To approve the report on Directors’ remuneration for the year ended 30 June 2009	☐	☐	☐

13	To authorise the Company and its subsidiaries to make political donations and incur political expenditure	☐	☐	☐

14	To authorise the Directors to allot shares under Section 551 of the Companies Act 2006	☐	☐	☐

15	To disapply statutory pre-emption rights (Special Resolution)	☐	☐	☐

16	To adopt new articles of association (Special Resolution)	☐	☐	☐

17	To allow the Company to hold general meetings (other than AGMs) on 14 days’ notice (Special Resolution)	☐	☐	☐

RESTRICTED SCAN LINE AREA

Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

British Sky Broadcasting Group plc is pleased to inform you that the Notice of Annual General Meeting 2009 will be available for viewing on the internet at the company’s website: www.sky.com/corporate for your review. If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation
200 A Executive Drive
Edgewood, NY 11717

You may also request for a hardcopy of the Notice of Annual General Meeting 2009 by calling the toll free number 1-800-555-2470.

▼FOLD AND DETACH HERE▼

British Sky Broadcasting Group plc

Annual General Meeting

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 pm (New York City time) on October 15, 2009)

     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on August 20, 2009 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on October 23, 2009 in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.

Address Change/Comments (Mark the corresponding box on the reverse side)	BNYM SHAREHOLDER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 (Continued and to be marked, dated and signed, on the other side) WO# 57820